

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-Mail
Stephen M. Leitzell, Esq.
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, PA 19104

**Re: Emtec, Inc.**
**Amendment No. 1 to Schedule 13E-3 filed June 6, 2013**
**File No. 5-44028**
**Amendment No.1 to Schedule 14C filed June 6, 2013**
**File No. 0-32789**

Dear Mr. Leitzell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14C

1. We note your response to comment two in our letter dated May 28, 2013; however, we reissue that part of our comment asking for your analysis as to how you complied with the federal proxy rules in obtaining the consents. Please note that the exemption in Rule 14a-2(a)(2) is applicable when title to securities is transferred by the transfer agent after the record date, but the securities were purchased prior to the record date and the purchaser seeks to obtain a proxy from the seller. See the discussion in the third paragraph of Tel. Int. N.4. in the Proxy Rules section of the Manual of Publicly Available Telephone Interpretations (July 1997).

Recent Developments, page 2

2. Please revise to identify the counterparty to the joint venture.

Effects on Affiliated Stockholders, page 6

3. We note your responses to comments six and seven in our letter dated May 28, 2013; however, we reissue our comments. Please revise to quantify each affiliate's interest in net book value and net operating loss carry forwards before and after the reverse/forward stock split.

Interests of Emtec's Directors and Executive Officers in the Transaction, page 14

4. Please revise to disclose the continuing management positions.

Opinion of Murray Devine, page 15

5. We note your response to comment 14 in our letter dated May 28, 2013; however, we reissue that part of our comment asking you to summarize and file the "going dark" discussion materials. Please supplementally provide us with the "going dark" discussion materials prepared by management. We may have further comment.

6. We note your response to comment 21 in our letter dated May 28, 2013. Please supplementally provide us with a copy of the engagement letter.


Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions